UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-15214

TRANSALTA CORPORATION
(Translation of registrant's name into English)

Suite 1400, 1100 - 1st Street S.E., Calgary, Alberta, T2G 1B1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                           Form 40-F ☑

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

By:	/s/ Nancy Brennan
Name:	Nancy Brennan
Title:	Executive Vice President, Legal and External Affairs

Date: March 28, 2025

Exhibit Index

Exhibit Number	Description

99.1	Indenture, dated as of March 24, 2025, between TransAlta Corporation, as issuer, and Computershare Trust Company of Canada, as trustee.
99.2	First Supplemental Indenture, dated as of March 24, 2025, between TransAlta Corporation, as issuer, and Computershare Trust Company of Canada, as trustee.